Mail Stop 0308
     							                   April
11,
2005
Terry Cook, President
Mustang Resources, Inc.
1574 Gulf Road #1505
Point Roberts, Washington 98281

Re: 	Mustang Resources, Inc.
            Form 10-SB/A filed March 17, 2005
	File No.: 0-51135

Dear Mr. Cook:

	We have the following comments on your filing.

Financial Statements

Report of Independent Registered Public Accounting Firm - page 1

1.	Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (PCAOB). Your auditor may not modify the language to refer to the PCAOB`s "audit standards." See Commission Release 34-49707 dated May 14, 2004 and PCAOB
Release
2003-025 (particularly Section B.2) issued December 17, 2003 for guidance.

					General

	Please call Albert Yarashus at (202) 942-1899 regarding comments or other matters.

								Sincerely,


							H. Christopher Owings
							Assistant Director -